82-3103

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

Apasco

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: 3 AÑO: 2003

HOLCIM APASCO S.A DE C.V.

ESTADO DE SITUACION FINANCIERA CONSOLIDADO

AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**18,590,852**	**100**	**18,445,457**	**100**
2	**ACTIVO CIRCULANTE**	**3,243,997**	**17**	**3,779,800**	20
3	EFECTIVO E INVERSIONES TEMPORALES	1,384,235	7	2,092,574	11
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,145,250	6	1,082,247	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	51,629	0	47,637	0
6		650,107	3	498,194	3
7	OTROS ACTIVOS	12,776	0	59,148	0
8	**LARGO PLAZO**	**2,303,754**	**12**	**2,063,977**	**11**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	28,076	0	34,256	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	2,275,678	12	2,029,721	11
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**12,813,181**	**69**	**12,335,157**	**67**
13	INMUEBLES	6,395,649	34	6,248,054	34
14	MAQUINARIA Y EQUIPO	14,852,743	80	13,669,354	74
15	OTROS EQUIPOS	1,850,283	10	1,854,963	10
16	DEPRECIACION ACUMULADA	10,822,540	58	9,765,991	53
17	CONSTRUCCIONES EN	537,046	3	328,777	2
18	**ACTIVO DIFERIDO (NETO)**	**229,920**	**1**	**266,523**	**1**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**5,444,487**	**100**	**7,393,498**	**100**
21	**PASIVO CIRCULANTE**	**1,674,570**	**31**	**1,952,685**	**26**
22	PROVEEDORES	343,082	6	431,413	6
23	CREDITOS BANCARIOS	148,300	3	593,254	8
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	722,972	13	430,844	6
26	OTROS PASIVOS	460,216	8	497,174	7
27	**PASIVO A LARGO PLAZO**	**631,999**	**12**	2,283,800	31
28	CREDITOS BANCARIOS	631,999	12	2,283,800	31
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,137,918**	**58**	3,157,013	43
32	**OTROS PASIVOS**	**0**	**0**	0	0
33	**CAPITAL CONTABLE**	**13,146,365**	**100**	**11,051,959**	**100**
34	**PARTICIPACION MINORITARIA**				
35	**CAPITAL CONTABLE MAYORITARIO**	**13,146,365**	**100**	**11,051,959**	**100**
36	**CAPITAL CONTRIBUIDO**	**7,050,851**	**54**	**7,051,749**	**64**
37	CAPITAL SOCIAL PAGADO	203,522	2	203,898	2
38	ACTUALIZACION CAPITAL SOCIAL	6,268,139	48	6,268,615	57
39	PRIMA EN VENTA DE	579,190	4	579,236	5
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,095,514**	**46**	**4,000,210**	36
42	RESULTADOS ACUMULADOS Y RESERVA DE	6,167,707	47	5,286,173	48
43	RESERVA PARA RECOMPRA DE	958,536	7	796,681	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(2,687,756)	(20)	(3,447,282)	(31)
45	**RESULTADO NETO DEL EJERCICIO**	1,657,027	13	1,364,638	12

dlw 1/20

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: 3 AÑO: 2003

HOLCIM APASCO S.A DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**7,658,753**	**100**	**7,414,950**	**100**
2	COSTO DE	4,269,384	56	4,451,927	60
3	**RESULTADO BRUTO**	**3,389,369**	**44**	**2,963,023**	**40**
4	GASTOS DE	592,115	8	613,114	8
5	**RESULTADO DE OPERACION**	**2,797,254**	**37**	**2,349,909**	**32**
6	COSTO INTEGRAL DE FINANCIAMIENTO	42,616	1	186,167	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,754,638**	**36**	**2,163,742**	**29**
8	OTRAS OPERACIONES FINANCIERAS	(11,766)	0	(14,784)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,766,404**	**36**	**2,178,526**	**29**
10	PROVISION PARA IMPUESTOS Y	1,162,421	15	878,161	12
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,603,983**	**21**	**1,300,365**	**18**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	54,767	1	71,502	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,658,750**	**22**	**1,371,867**	**19**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,658,750**	**22**	**1,371,867**	**19**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	1,723	0	7,229	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,657,027**	**22**	**1,364,638**	**18**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**1,657,027**	**22**	**1,364,638**	**18**

CLAVE DE COTIZACION: APASCO TRIMESTRE: 3 AÑO: 2003

HOLCIM APASCO S.A DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,567,995**	**100**	**2,527,528**	**100**
2	COSTO DE	1,461,501	57	1,529,175	61
3	**RESULTADO BRUTO**	**1,106,494**	**43**	**998,353**	**39**
4	GASTOS DE	197,692	8	215,751	9
5	**RESULTADO DE OPERACION**	**908,802**	**35**	**782,602**	**31**
6	COSTO INTEGRAL DE FINANCIAMIENTO	10,051	0	30,453	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**898,751**	**35**	**752,149**	**30**
8	OTRAS OPERACIONES FINANCIERAS	(3,169)	0	(1,866)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**901,920**	**35**	**754,015**	**30**
10	PROVISION PARA IMPUESTOS Y	404,090	16	307,374	12
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**497,830**	**19**	**446,641**	**18**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	20,574	1	24,816	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**518,404**	**20**	**471,457**	**19**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**518,404**	**20**	**471,457**	**19**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,636)	0	1,727	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**520,040**	**20**	**469,730**	**19**
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	**520,040**	**20**	**469,730**	**19**

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **3** AÑO: **2003**

HOLCIM APASCO S.A DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,657,027**	**1,364,638**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	536,175	884,627
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**2,193,202**	**2,249,265**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	28,865	37,873
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,222,067**	**2,287,138**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(742,335)	(423,904)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(843,474)	(1,106,720)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,585,809)**	**(1,530,624)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(442,759)**	**(368,170)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	193,499	388,344
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	1,190,736	1,704,230
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	1,384,235	2,092,574

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **3** AÑO: **2003**

HOLCIM APASCO S.A DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	21.64	%	18.40	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.69	%	18.19	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.80	%	10.90	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	44.80	%	43.68	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(0.14)	%	3.14	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.54	veces	0.53	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.79	veces	0.80	veces
8	ROTACION DE INVENTARIOS (**)	8.27	veces	10.49	veces
9	DIAS DE VENTAS POR COBRAR	35	días	34	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	1.96	%	2.59	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	29.29	%	40.08	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.41	veces	0.67	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	16.14	%	41.84	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	4.93	%	18.51	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	41.11	veces	19.39	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.86	veces	1.33	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.94	veces	1.94	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.55	veces	1.68	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.60	veces	0.51	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	82.66	%	107.16	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	28.64	%	30.33	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	0.38	%	0.51	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	32.66	veces	18.88	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	46.81	%	27.69	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	53.19	%	72.31	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.71	%	99.98	%

(**) INFORMACION ULTIMOS DOCE MESES

NEWS RELEASE

FOR IMMEDIATE RELEASE

theglobalconsultingroup

Holcim

APASCO

CONTACT:

Holcim APASCO - Mexico
Alejandro Carrillo
52 55 5724 0193
alejandro.carrillo@holcimapasco.com.mx

Global Consulting Group - New York
Kevin Kirkeby
(646) 284-9416
kkirkeby@hfgcg.com

HOLCIM APASCO REPORTS THIRD QUARTER 2003 RESULTS

Mexico City, Mexico, October 28, 2003 – Holcim Apasco S.A. de C.V. (OTC: AASAY; BMV: APASCO), Mexico's second largest cement and ready-mix concrete producer, announced today its third quarter results, for the period ended September 30, 2003.

NEW IMAGE

Holcim Apasco S.A. de C.V. reports having received approval at the General Extraordinary Shareholders Meeting held on October 7, 2003, for the Company to change its corporate name from Apasco, S.A. de C.V. to Holcim Apasco, S.A. de C.V. The Company will maintain the current corporate names for Cementos Apasco, S.A. de C.V., Concretos Apasco, S.A. de C.V., as well as the rest of the subsidiaries.

In the same meeting, reforms to the Company´s by-laws were also approved in order to adjust certain clauses to the requirements issued by The Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores") pertaining to the general measures applicable to listed companies and other participants in the Stock Exchange ("Circular Única" – Unique Rules).

The company also adjusted its image, introducing the Holcim trademark to the current bulldog logo, in order to incorporate the best global values of the Swiss group and capitalize on the local value of Apasco.

The act of transforming the Company's name and image does not imply changes in shareholdings nor to the management of operations. The Company's main and continuous objective is to generate sustained added value to its customers, distributors, employees, shareholders, and to society in general.

CEMENT INDUSTRY

During the first three quarters of the year, domestic gray cement demand experienced a 3% increase in relation to the same period of the previous year. The ready-mix concrete demand increased by 6% during the first nine months of 2003, as compared to 2002.

VOLUMES AND PRICES

During the third quarter of 2003, Holcim Apasco S.A. de C.V. domestic gray cement sales volume registered a 2% increase, as compared to the third quarter of the previous year; whereas year-to-date it showed a 3% increase with respect to the same period in 2002. The ready-mix concrete sales volume for the third quarter of 2003 decreased by 10% in relation to the same period of 2002; the corresponding year-to-date figure decreased by 5% with respect to the previous year.

Holcim Apasco's gray cement selling price increased by 4%, in real terms, during the third quarter of 2003 with respect to the same period of the previous year, while year-to-date it increased 4%. The ready-mix concrete selling price decreased by 2%, in real terms, when compared to the third quarter of 2002, and year-to-date it registered a 3% decrease.

OPERATING PERFORMANCE

Holcim Apasco S.A. de C.V. consolidated net sales reached Ps. 2,568 million during the third quarter of 2003, with a corresponding cumulative figure of Ps. 7,659 million for the first nine months, reflecting a 3% increase with respect to the same period of 2002.

Operating profit during the third quarter was Ps. 909 million, 16% higher than the result obtained in the same period of the previous year; whereas cumulative results reached Ps. 2,797 million, 19% higher than in the year 2002. The operating margin for the first nine months was 37%.

The EBITDA was Ps. 3,429 millions for the first three quarters, 17% higher year-over-year. EBITDA margin for the first nine months was 45%.

The integral cost of financing during the reported quarter was Ps. 10 million, mainly due to low financial expenses and movements in the exchange rate, representing a Ps. 20 million favorable effect with respect to the previous year; whereas the corresponding cumulative figure was Ps. 43 million, 77% lower than the third quarter of 2002.

The net profit during the third quarter was Ps. 520 million, indicating an 11% increase with respect to the same period of 2002; whereas year-to-date net profit increased to Ps. 1,657 million, 21% higher than the result of the previous year and reflecting a 22% net profit margin.

INTERNATIONAL OPERATIONS

The good performance of the Central America operations—where Holcim Apasco S.A. de C.V. has current investments—continued during the first nine months of this year. This performance was reflected in the Ps. 55 million of income from participation in non-consolidated subsidiaries.

HOLCIM APASCO, S.A. DE C.V.
INCOME STATEMENT
(THOUSANDS OF MEXICAN PESOS)

	Third Quarter					Accumulated to Third Quarter				
	2003		2002		VAR	2003		2002		VAR.
	Ps.	%	Ps.	%	%	Ps.	%	Ps.	%	%
Net Sales	2,567,843	100	2,527,299	100	2	7,658,753	100	7,414,951	100	3
Cost of Sales	1,255,216	49	1,324,016	52	5	3,637,415	47	3,867,336	52	6
Depreciation	206,200	8	205,022	8	(1)	631,969	8	584,591	8	(8)
Gross Income	1,106,427	43	998,261	39	11	3,389,369	44	2,963,023	40	14
Selling and Administrative Expenses	197,681	8	215,732	9	8	592,116	8	613,114	8	3
Operating Income	908,747	35	782,529	31	16	2,797,253	37	2,349,909	32	19
Interest Paid	14,963	1	42,392	2	65	68,040	1	121,170	2	44
Interest Earned	(7,384)	(0)	(14,377)	(1)	(49)	(31,366)	(0)	(47,820)	(1)	(34)
Exchange Loss	211	0	16,375	1	99	3,608	0	155,719	2	98
Change in Monetary Position	2,260	0	(13,942)	(1)	(116)	2,334	0	(42,904)	(1)	(105)
Integral Cost of Financing	10,050	0	30,448	1	67	42,616	1	186,164	3	77
Income after Cost of Financing	898,697	35	752,081	30	19	2,754,638	36	2,163,744	29	27
Other financial operations	3,169	0	1,866	0	70	11,766	0	14,784	0	(20)
Income before taxes and worker's profit sharing	901,865	35	753,947	30	20	2,766,404	36	2,178,528	29	27
Reserve for taxes and worker's profit sharing	405,713	16	307,264	12	(32)	1,162,421	15	878,161	12	(32)
Net Income after taxes and worker's profit sharing	496,152	19	446,682	18	11	1,603,983	21	1,300,367	18	23
Participation in non-consolidated subsidiaries	20,926	1	24,415	1	(14)	54,767	1	71,503	1	(23)
Extraordinary items	3,281	0	(1,809)	(0)	(281)	(1,724)	(0)	(7,233)	(0)	(76)
Net Consolidated Income	520,359	20	469,288	19	11	1,657,026	22	1,364,637	18	21
OPERATING CASH FLOW	1,114,947	43	987,551	39	13	3,429,222	45	2,934,500	40	17

Strength. Performance. Passion.

Holcim
APASCO

HOLCIM APASCO, S.A. DE C.V.
INCOME STATEMENT
(THOUSANDS OF MEXICAN PESOS)

	Third Quarter 2003		Second Quarter 2003		VAR
	Ps.	%	Ps.	%	%
Net Sales	2,567,843	100	2,602,259	100	(1)
Cost of Sales	1,255,216	49	1,208,145	46	(4)
Depreciation	206,200	8	216,100	8	5
Gross Income	1,106,427	43	1,178,014	45	(6)
Selling and Administrative Expenses	197,681	8	204,385	8	3
Operating Income	908,747	35	973,629	37	(7)
Interest Paid	14,963	1	27,535	1	46
Interest Earned	(7,384)	(0)	(13,763)	(1)	(46)
Exchange Loss	211	0	(17,398)	(1)	101
Change in Monetary Position	2,260	0	1,963	0	15
Integral Cost of Financing	10,050	0	(1,663)	(0)	704
Income after Cost of Financing	898,697	35	975,292	37	(8)
Other financial operations	3,169	0	4,755	0	(33)
Income before taxes and worker's profit sharing	901,865	35	980,047	38	(8)
Reserve for taxes and worker's profit sharing	405,713	16	406,939	16	0
Net Income after taxes and worker's profit sharing	496,152	19	573,108	22	(13)
Participation in non-consolidated subsidiaries	20,926	1	22,095	1	(5)
Extraordinary items	3,281	0	(1,944)	(0)	269
Net Consolidated Income	520,359	20	593,259	23	(12)
OPERATING CASH FLOW	1,114,947	43	1,189,729	46	(6)

HOLCIM APASCO, S.A. DE C.V.
BALANCE SHEET
(THOUSANDS OF MEXICAN PESOS)

	Third Quarter 2003 Ps.	%	Third Quarter 2002 Ps.	%
CURRENT ASSETS				
Cash and marketable securities	1,384,235	7	2,092,574	11
Notes and accounts receivable				
Trade, net	1,145,250	6	1,082,247	6
Other	51,629	0	47,637	0
Inventories	650,107	3	498,194	3
Other current assets	12,776	0	59,148	0
TOTAL CURRENT ASSETS	3,243,997	17	3,779,800	20
Property, Plant and Equipment, net	12,813,181	69	12,335,157	67
Other Assets, net	2,533,674	14	2,330,500	13
TOTAL ASSETS	18,590,852	100	18,445,457	100
LIABILITIES AND STOCKHOLDERS' EQUITY:				
CURRENT LIABILITIES				
Bank Debt	148,300	3	593,254	8
Notes and Accounts Payable to Suppliers	343,082	6	431,413	6
Other Payables and Accrued Liabilities	460,216	8	497,174	7
Income Taxes and Employee Profit Sharing	722,972	13	430,844	6
TOTAL CURRENT LIABILITIES	1,674,570	31	1,952,685	26
LONG-TERM DEBT	631,999	12	2,283,800	31
DEFERRED LIABILITIES	3,137,918	58	3,157,013	43
OTHER LIABILITIES	0	0	0	0
TOTAL LIABILITIES	5,444,487	100	7,393,498	100
Capital Stock	203,522	2	203,898	2
Additional Paid-in Capital	579,190	4	579,236	5
Retained Earnings	4,438,487	34	2,635,572	24
Net Income for the Period	1,657,027	13	1,364,638	12
Restatement of Capital Stock	6,268,139	48	6,268,615	57
TOTAL STOCKHOLDERS' EQUITY	13,146,365	100	11,051,959	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	18,590,852	100	18,445,457	100

HOLCIM APASCO, S.A. DE C.V.
SALES VOLUMES

SALES VOLUMES % of change with:	3rd Quarter 3Q-03 / 3Q-02	2nd Quarter 3Q-03 / 2Q-03	Accumulated to 3rd Q 2003 / 2002
Domestic Cement	2%	(1%)	3%
Ready-Mix Concrete	(10%)	1%	(5%)

Strength. Performance. Passion.

Holcim
APASCO